UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.2)*

iStar Financial Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

45031U101
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ori Uziel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

5,000,000

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

5,000,000

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $.001 par value (the "Common Stock") of iStar Financial Inc. (“Issuer”) beneficially owned by Ori Uziel as of December 31, 2011 and amends and supplements the Schedule 13G filed on February 12, 2010, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Mr. Uziel beneficially owns the 5,000,000 shares of Common Stock reported herein personally or through individual retirement accounts.

(b)	Percent of Class:

The 5,000,000 shares of Common Stock represent 6.1% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote of shares of Common Stock.

Mr. Uziel has sole power to vote or to direct the vote of the 5,000,000 shares of Common Stock reported herein.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Mr. Uziel has sole power to dispose or direct the disposition of the 5,000,000 shares of Common Stock reported herein.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                                               SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 13, 2012

/s/ Ori Uziel
   Ori Uziel